T. Rowe Price Summit Municipal Funds, Inc.

T. Rowe Price Summit Municipal Income Fund

The statement about the funds' weighted average maturity has been changed to state:

The fund's weighted average maturity is expected to exceed 15 years but may be less than that when, in the judgment of the portfolio manager a shorter weighted average maturity is in the best interest of the fund.